UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

October 22, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of our press release entitled “NXP Appoints Experienced Semiconductor Sales Leader”, dated October 21, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 22nd day of October 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer)

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CORPORATE NEWS FROM NXP

NXP Appoints Experienced Semiconductor Sales Leader

Michael Noonen to join as Senior Vice President Global Sales & Marketing

Eindhoven, The Netherlands, October 21, 2008 — NXP Semiconductors, the independent semiconductor company founded by Philips, today announced that, with effect from 10 November, Michael Noonen is appointed as Senior Vice President, Global Sales & Marketing. Joining NXP from a global sales position at National Semiconductor, Michael’s role will focus on leading NXP’s worldwide sales & marketing teams to strengthen the go-to-market strategy and execution in order to achieve both revenue growth and value creation at new and current customers.

“Mike has a proven track record as a global sales leader, and a wealth of experience in growing revenue profitably, by aligning semiconductor technologies, application insights, to the distinct business requirements of customers. I am sure that Mike’s experience in value based selling will be a big boost to NXP’s revenue growth and margin extension,” said Frans van Houten, President and Chief Executive Office, NXP Semiconductors. “This announcement is further demonstration of our customer-centric approach to all operations, and we are delighted Mike’s appointment provides additional expertise in leading our worldwide customer teams to become best-in-class.”

Michael joins NXP directly from his role as Senior Vice President of Worldwide Sales at National Semiconductor, which he joined in 2001 to run the Wired Communications, PC and Networking, and Interface Groups. He brings over 20 years experience in semiconductor sales, marketing and business development from tenures at organisations including NCR Microelectronics and Cisco Systems.

Michael, will be part of NXP’s Executive Management Team, and will be based in San Jose, California. He will report directly into Frans van Houten, CEO.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.